

March 31, 2014

<u>Via Email</u>
Robert H. Donehew
President, Secretary and Treasurer
Golf Rounds.com, Inc.
111 Village Parkway, Building #2
Marietta, Georgia 30067

>   **Re: Golf Rounds.com, Inc.**
>   **Information Statement on Schedule 14C**
>   **Filed March 4, 2014**
>   **File No. 000-10093**

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please tell us whether you plan to register the 3,600,000 shares of the company's common stock that will be issued to holders of Fuse Medical, LLC's membership interests. If you do not plan to register the securities, please provide us with a detailed analysis of the exemptions you are relying on. We may have further comment.

<u>Reverse Stock Split Amendment, page 13</u>

2.   Please tell us how many record holders you currently have. Also confirm, if true, that the transaction will not reduce the number of record holders. In this regard, we note your disclosure that, "a holder of record of common stock immediately prior to Amendment Effective Time who would otherwise be entitled to a fraction of a share will instead receive a number of shares equal to the next whole share up from any fractional share interest in common stock."

Background of the Merger, page 17

3.   To the extent management met with the Prior Target between May 2013 and October 11, 2013, please revise your disclosure to provide additional details regarding each meeting and negotiation that resulted in the current terms. Discuss changes in the material terms of the transactions, if any, that were discussed, and identify the representatives of the company that were present at the meeting(s).

4.   To the extent management was approached by, or considered, other companies, other than the Prior Target and Fuse, please revise to discuss the other options and the reasons management rejected them. If you are unable to identify the possible targets, please describe their business and the reasons management rejected such choices.

Reasons for the Merger, page 18

5.   It appears that you did not seek a third party valuation of Fuse. If so, please revise to discuss the board's determination of Fuse's value, including the methodologies and key assumptions used. Also provide additional disclosure, here or elsewhere, as applicable, of how the board determined that the transaction was in the best interest of the company and fair to its shareholders.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief